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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                       INFINITY BROADCASTING CORPORATION
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                CLASS A COMMON STOCK, PAR VALUE $.002 PER SHARE
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   45662610-0
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                                 (CUSIP NUMBER)

                  RICHARD D. BOHM, ESQ., DEBEVOISE & PLIMPTON
              875 THIRD AVENUE, NEW YORK, NY 10022 (212) 909-6000
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JULY 31, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 45662610-0             SCHEDULE 13D   Page    2     of    5    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person                            Mel Karmazin
          S.S. or I.R.S. Identification No. of Above Person
                                                              ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                                                           PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [  ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                                                                 United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                                      5,924,677
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                       None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                     5,924,677
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                 None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 5,924,677
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
                                                                 7.1%
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 (14)     Type of Reporting Person*
                                                                 IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.














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                                                 Page    3     of    5    Pages
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                        AMENDMENT NO. 4 TO SCHEDULE 13D

        This Amendment No. 4 to the Schedule 13D, dated June 12, 1992, as amended by Amendment No. 1 thereto, dated June 3, 1993, as further amended by Amendment No. 2 thereto, dated December 13, 1993, and as further amended by Amendment No. 3 thereto, dated July 3, 1996 (as so amended, the "Schedule 13D"), previously filed by Mel Karmazin ("Karmazin") with respect to the Class A Common Stock, par value $.002 per share (the "Class A Shares"), of
Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"), reports certain transactions by Karmazin involving Class A Shares and other securities of the Issuer convertible into Class A Shares, and the aggregate impact of such transactions on Karmazin's interest in the securities of the Issuer. Capitalized terms used herein without definition have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended by adding after the final sentence thereof the following:

          "On July 3, 1996, as permitted under the terms of the Stockholder Agreement, Karmazin: (i) exercised options to purchase 750,000 Class B Shares, at an exercise price of $.0119 per option; (ii) converted such Class B Shares into an equal number of Class A Shares; and (iii) sold all such Class A Shares in the open market for total consideration of $22,131,875, representing an average sale price of $29.51 per share. On July 31, 1996, also as permitted under the terms of the Stockholder Agreement, Karmazin transferred, without consideration, 353,967 Class A Shares, constituting all of the Class A Shares held directly by Karmazin, to a third party in order to satisfy certain existing obligations. Taken together, Karmazin's sale on July 3, 1996 of 750,000 Class A Shares and transfer on July 31, 1996 of 353,967 Class A Shares resulted in the disposition by Karmazin of approximately 1.4% of the Class A Shares outstanding, based upon the number of Class A Shares outstanding as at July 3, 1996."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended by adding after the final sentence thereof the following:


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                                                 Page    4     of    5    Pages
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        "After giving effect to the transactions of July 3, 1996 and July 31,
1996 described in Item 4, Karmazin is the beneficial owner of 5,924,677, Class A Shares, based upon his beneficial ownership of options and warrants exercisable for 199,309 Class A Shares, 616,208 Class B Shares convertible into Class A Shares, and options and deferred shares exercisable for 5,109,160 Class B Shares, which in turn are convertible into Class A Shares. Assuming that no other securities of the Issuer are converted into Class A Shares, and assuming the foregoing exercise or conversion into Class A Shares by Karmazin of all of his Class B Shares, options, warrants and deferred shares referred to in the preceding sentence, the number of Class A Shares beneficially owned by Karmazin would constitute approximately 7.1% of the Class A Shares outstanding, based upon the number of Class A Shares outstanding as at July 3, 1996.

        Assuming the exercise and conversion by Karmazin described in the preceding sentence, Karmazin would have the sole power to vote, direct the vote of, dispose of or direct the disposition of 5,924,677 Class A Shares."


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                                                 Page    5     of    5    Pages
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 1996                            /s/  MEL KARMAZIN
                                                -------------------------------
                                                     Mel Karmazin